EXHIBIT 12

COCA-COLA ENTERPRISES INC.

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions except ratios)

	Fiscal Year
	2003	2002	2001	2000	1999
Computation of Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$972	$705	$(150)	$333	$88
Add:
Interest expense	595	655	746	777	726
Amortization of capitalized interest	3	3	2	2	2
Amortization of debt premium/discount and expenses	14	14	12	20	29
Interest portion of rent expense	48	33	28	24	27

Earnings as Adjusted	$1,632	$1,410	$638	$1,156	$872

Computation of Fixed Charges:
Interest expense	$595	$655	$746	$777	$726
Capitalized interest	1	1	3	2	2
Amortization of debt premium/discount and expenses	14	14	12	20	29
Interest portion of rent expense	48	33	28	24	27

Fixed Charges	$658	$703	$789	$823	$784
Preferred stock dividends (a)	2	4	4	5	6

Combined Fixed Charges and Preferred Stock Dividends	$660	$707	$793	$828	$790

Ratio of Earnings to Fixed Charges (b)	2.48	2.00	0.81	1.40	1.11

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (b)	2.47	1.99	0.80	1.40	1.10

(a)	Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b)	Ratios were calculated prior to rounding to millions.